                                                                      EXHIBIT 99

To the Securities and Exchange Commission:

In connection with its Annual Report on Form 10-K for the year ended December 31, 2001, filed on or about March 28, 2002, Day International Group, Inc. (the "Company") submits the following:

The Company's independent auditors, Arthur Andersen LLP ("Andersen"), have represented to the Company that their audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

DAY INTERNATIONAL GROUP, INC.

March 28, 2002


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